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[ADFlex letterhead]


                                             January 27, 1998


VIA FACSIMILE AND EDGAR TRANSMISSION

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Pamela Ann Long, Esq.
Facsimile No.: (202) 942-9531

          Re:  ADFlex Solutions, Inc.
               Registration Statement on Form S-3
               Commission File No.: 333-38413

Ladies and Gentlemen:

          Please be advised that ADFlex Solutions, Inc., a Delaware corporation (the "Company"), hereby withdraws the above-referenced registration statement, filed with the Commission on October 21, 1997 (the "Registration Statement"), pursuant to Rule 477 under the Securities Act of 1933, as amended, effective immediately. The Company is withdrawing the Registration Statement due to unfavorable market conditions. The undersigned represents that the securities proposed to be registered have not been sold.

          Thank you for your assistance.

                              Sincerely,



                              /s/ Rolando C. Esteverena
                              ------------------------------------
                              Rolando C. Esteverena
                              President & Chief Executive Officer


KCM:rye
cc:  Karen C. McConnell, Esq.
     Greg Williams, Esq.